Exhibit (e)(12)
FORM OF CHANGE IN CONTROL AGREEMENT
     This Change in Control Agreement (this “Agreement”) is dated as of                      (the “Effective Date”) and is entered into by and between                           (“Executive”) and Craftmade International, Inc., a Delaware corporation (the “Company,” which term includes, following a Change in Control, any successor in interest to the Company). As an inducement to render services and superior performance to the Company, Executive and the Company agree as follows:
     1. Term of Agreement. This Agreement shall become effective and binding immediately upon the Effective Date, and shall remain in effect until the second (2nd) anniversary of the Effective Date or until later termination if this Agreement is renewed under this Section 1. This Agreement shall be automatically renewed each                            for an additional two (2) year term, unless either the Company or Executive provides written notice of election not to renew at least three (3) months before the applicable renewal date.
     2. Benefits Payable Upon Termination of Employment Following a Change in Control.
     (a) In the event Executive’s employment is terminated, other than for Cause, on the Closing Date, or within sixty (60) days following the Closing Date, the Company shall pay to Executive a lump sum amount equal to                      (     ) months of Executive’s annual base salary, at the rate in effect immediately prior to the Change in Control, within                      days following the date of termination.
     (b) In the event Executive’s employment is terminated, other than for Cause, on the Closing Date, or within sixty (60) days following the Closing Date, the Company shall pay fifty percent (50%) of the premiums for COBRA continuation coverage for Executive and his eligible dependents, provided that Executive (i) is a current participant in the Company’s group health plan at the time of such termination of employment and (ii) properly and timely elects continuation coverage for Executive and Executive’s eligible dependents, who were covered under the Company’s group health plan immediately prior to Executive’s termination of employment. The Company will pay the premiums on Executive’s behalf directly to the insurer on a monthly basis for a period of eighteen (18) months, or if earlier, until the date any of the following events occurs: (i) Executive obtains employment with another entity under which Executive is offered and becomes eligible to receive health insurance coverage as an employee; (ii) Executive breaches the terms of the Release; (iii) coverage terminates under the terms of the Company’s group health plan for any reason; or (iv) the Company’s group health plan in effect as of the Closing Date terminates. Thereafter, if Executive is eligible and wishes to continue continuation coverage, and the maximum applicable COBRA coverage period has not expired, Executive may continue coverage, but Executive shall be solely responsible for payment of any required COBRA premium. Any benefits provided under this Section 2(b) to Executive or Executive’s dependents shall be modified to the extent benefits under the group health plan are modified for active employees of the Company, and the Company reserves the right to amend, terminate or modify the group health plan at any time. To the extent such benefits are otherwise taxable to Executive, such benefits shall for purposes of Section 409A of the Code, and the regulations and other guidance issued thereunder, be provided as separate monthly in-kind payments of those benefits, and to the extent those benefits are subject to and not otherwise excepted from Section 409A of the Code, the provision of the in-kind benefits during one calendar year shall not affect the in-kind benefits to be provided in any other calendar year.
     (c) In the event that Executive receives any payments from the Company (including pursuant to any stock option or equity awards) or its affiliates, under this Agreement or otherwise, that are subject to tax under Section 4999 of the Code, the Company shall pay to Executive the Gross-Up Payment described in Schedule A hereto.
     (d) Notwithstanding anything herein to the contrary, the payments and benefits provided under this Section 2 are conditioned on Executive’s execution of a release of claims in the form provided by the Company (the “Release”), and in accordance with the terms of the Release.
     3. Definitions.
     (a) “Cause” means (i) the failure by Executive to substantially perform Executive’s duties with the Company that has not been cured within thirty (30) days after a written demand for substantial performance is delivered to Executive by the Company; (ii) the willful engaging by Executive in conduct, which is deemed by the Company to be materially injurious to the Company, monetarily or otherwise; (iii) the appropriation (or attempted appropriation) of a business opportunity of the Company, including attempting to secure or securing any personal profit in connection with any transaction entered into on behalf of any member of the Company; (iv) the misappropriation (or attempted misappropriation) of funds or property belonging to the Company; or (v) Executive’s conviction of, or entry by Executive of a guilty or no contest plea to, a misdemeanor (involving moral turpitude or fraud) or a felony, the equivalent thereof, or any other crime with respect to which imprisonment is a possible punishment.
     (b) “Change in Control” means a change in (i) the Company’s ownership; (ii) the effective control of the Company; or (iii) the ownership of a substantial portion of its assets, as follows:
     (i) Change in Ownership. A change in ownership of the Company occurs on the date that any Person, other than (1) the current stockholders of the Company or their respective Affiliates as of the Effective Date, (2) the Company or any of its subsidiaries; (3) a trustee or other fiduciary holding securities either on behalf of a current stockholder or pursuant to an employee benefit plan (or related trust) sponsored or maintained by the Company or any of its Affiliates; or (4) an underwriter temporarily holding stock pursuant to an offering of such stock, acquires ownership (either directly, or indirectly through application of the attribution of stock ownership rules described in Treasury Regulation §1.409A-3(i)(5)(iii)) of the Company’s stock that, together with stock held by such Person, constitutes more than fifty percent (50%) of the total fair market value or total voting power of the Company’s stock. However, if any Person is considered to own already more than fifty percent (50%) of the total fair market value or total voting power of the Company’s stock (either directly or indirectly through application of the attribution of stock ownership rules described in Treasury Regulation §1.409A-3(i)(5)(iii)), the acquisition of additional stock by the same Person is not considered to be a Change in Control;
     (ii) Change in Effective Control. A change in the effective control of the Company occurs on the date during any twelve (12)-month period when a majority of members of the Board is replaced by directors whose appointment or election is not endorsed by at least two-thirds (2/3) of the Board before the date of the appointment or election; provided, however, that any such director shall not be considered to be endorsed by the Board if his or her initial assumption of office occurs as a result of an actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or
     (iii) Change in Ownership of Substantial Portion of Assets. A change in the ownership of a substantial portion of the Company’s assets occurs on the date that a Person acquires (or has acquired during the twelve (12)-month period ending on the date of the most recent acquisition by such Person) total assets of the Company (including the stock of its consolidated subsidiaries), that have a total gross fair market value equal to at least eighty percent (80%) of the total gross fair market value of all of the Company’s assets (including the stock of its consolidated subsidiaries) immediately before such acquisition or acquisitions. However, there is no Change in Control when there is such a transfer to an entity that is controlled by the current stockholders of the Company immediately after the transfer, through a transfer to (1) a stockholder of the Company (immediately before the asset transfer) in exchange for or with respect to the Company’s stock; (2) an entity, at least fifty percent (50%) of the total value or voting power of the stock of which is owned, directly or indirectly, by the Company; (3) a Person that owns directly or indirectly, at least fifty percent (50%) of the total value or voting power of the Company’s outstanding stock; or (4) an entity, at least fifty percent (50%) of the total value or voting power of the stock of which is owned by a Person that owns, directly or indirectly, at least fifty percent (50%) of the total value or voting power of the Company’s outstanding stock.
     (iv) For purposes of this Section 3(b), the following terms shall have the following definitions:
     (1) “Person” shall have the meaning given in Section 7701(a)(1) of the Code. Person shall include more than one Person acting as a group as defined by the Final Treasury Regulations issued under Section 409A of the Code.
     (2) “Affiliate” shall have the meaning set forth in Rule 12b-2 promulgated under Section 12 of the Securities Exchange Act of 1934, as amended.

     (c) “Closing Date” means the “closing date” as such term is defined in the definitive agreement governing the event described in Section 3(b) that constitutes a Change in Control, or in the event there is no definitive agreement governing such event, the date that such event constituting the Change in Control is effective.
     (d) “Code” means the Internal Revenue Code of 1986, as amended.
     4. Governing Law. This Agreement is made and entered into in the State of Texas, and the laws of Texas shall govern its validity and interpretation in the performance by the parties of their respective duties and obligations.
     5. Entire Agreement. This Agreement constitutes the entire agreement between the parties concerning the subject matter hereof, and there are no representations, warranties or commitments, other than those in writing executed by all of the parties. This is an integrated agreement. This agreement shall not constitute a contract of employment between the Company, on the one hand, and Executive, on the other hand. Nothing herein contained shall be deemed to (a) give Executive the right to be retained in the employ of the Company; (b) interfere with the right of the Company to discharge or retire Executive at any time; (c) give to the Company the right to require Executive to remain in its employ; or (d) interfere with Executive’s right to terminate its employment at any time.
     6. Specific Performance. The parties acknowledge that remedies at law will be inadequate remedies for breach of this Agreement and consequently agree that this Agreement shall be enforceable by specific performance. The remedy of specific performance shall be cumulative of all of the right and remedies at law or in equity of the parties under this Agreement.
     7. Assistance in Litigation. Executive shall make himself available, upon the request of the Company, to testify or otherwise assist in litigation, arbitration, or other disputes involving the Company, or any of its directors, officers, employees, subsidiaries, or parent corporations, at no additional cost during the term of this Agreement and at any time following the termination of this Agreement.
     8. Notices. Any notice or communication required or permitted to be given to the parties shall be delivered personally or sent by United States registered or certified mail, postage prepaid and return receipt requested, and addressed or delivered as follows, or to such other address as the party addressed may be substituted by notice pursuant to this Section.
(a)     If to the Company:
   Craftmade
   [Address]
   ATTENTION:

(b)     If to Executive:
   [Name]
   [Address]
     9. Nondisclosure of Confidential Information. Executive agrees that during the term of this Agreement and thereafter, Executive will not disclose any information or data concerning the business or customers of the Company that is disclosed to Executive or acquired by Executive in confidence at any time during the period of his employment.
     10. Binding Agreement. This Agreement shall inure to the benefit of and be enforceable by Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devises and legatees. If Executive should die while any amounts would still be payable to him hereunder if he had continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to his devisee, legatee, or other designee, or, if there be no such designee, to his estate.
     11. No Mitigation of Amounts Payable Hereunder. Executive shall not be required to mitigate the amount of any payment provided for in this Agreement by seeking other employment or otherwise, nor shall the amount of any payment provided for in this Agreement be reduced by any compensation earned by Executive as the result of employment by another employer after the date of termination, or otherwise.
     12. At-Will Employment. Nothing in this Agreement shall modify the employment at-will relationship which exists between the Company and Executive.
     13. Captions. The captions of this Agreement are inserted for convenience and are not part of the Agreement.
     14. Severability. In case any one or more of the provisions contained in this Agreement shall for any reason be held to be invalid, illegal, or unenforceable in any other respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement. This Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been a part of the Agreement and there shall be deemed substituted therefor such other provision as will most nearly accomplish the intent of the parties to the extent permitted by the applicable law. In case this Agreement, or any one or more of its provisions, shall be held to be invalid, illegal or unenforceable within any governmental jurisdiction or subdivision, then such provision shall be of no force or effect, but the remainder of this Agreement shall be enforceable.
     15. Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which shall together constitute one in the same Agreement.
     16. Amendment. Except as otherwise provided herein, this Agreement may not be amended or modified at any time except by a written instrument approved by the Board, and executed by the Company and Executive. Any attempted amendment or modification without such approval and execution shall be null and void ab initio and of no effect. Notwithstanding the foregoing provisions of this Section 16, the Board may change or modify this Agreement without Executive’s consent or signature if the Board determines, in its sole discretion, that such change or modification is required for purposes of compliance with or exemption from the requirements of Section 409A of the Code.
Executive:

Date:

CRAFTMADE INTERNATIONAL, INC.
By:
Its:

Date:

SCHEDULE A
Certain Supplemental Payments by the Company
     Capitalized terms not otherwise defined herein shall have the meanings set forth in the Change in Control Agreement (the “Agreement”), of which this Schedule A is a part.
     1. If it shall be determined that any amount, right or benefit paid, distributed or treated as paid or distributed by the Company or any of its affiliates to or for Executive’s benefit (other than any amounts payable pursuant to this Schedule A) (a “Payment”) would be subject to the excise tax imposed by Section 4999 of the Code, or any interest or penalties are incurred by Executive with respect to such excise tax (such excise tax, together with any such interest and penalties, collectively, the “Excise Tax”), then Executive shall be entitled to receive an additional payment (a “Gross-Up Payment”) in an amount equal to the amount necessary such that after payment by Executive of all federal, state and local taxes (including any interest or penalties imposed with respect to such taxes), including, without limitation, any income taxes (and any interest and penalties imposed with respect thereto) and Excise Tax imposed upon the Gross-Up Payment, Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments.
     2. All determinations required to be made under this Schedule A, including whether and when a Gross-Up Payment is required, the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by an independent public accounting firm (the “Accounting Firm”). The Accounting Firm shall provide detailed supporting calculations to both the Company and Executive within fifteen (15) business days following the receipt of notice from Executive or the Company that there has been a Payment, or such earlier time as is requested by the Company. All fees and expenses of the Accounting Firm shall be paid by the Company. Any Gross-Up Payment, as determined pursuant to this Schedule A, shall be paid by the Company to Executive (or to the Internal Revenue Service or other applicable taxing authority on Executive’s behalf) within five (5) days following the receipt of the Accounting Firm’s determination. All determinations made by the Accounting Firm shall be binding upon the Company and Executive; provided that following any payment of a Gross-Up Payment to Executive (or to the Internal Revenue Service or other applicable taxing authority on Executive’s behalf), the Company may require Executive to sue for a refund of all or any portion of the Excise Taxes paid on Executive’s behalf, in which event the provisions of paragraph (3) below shall apply. As a result of uncertainty regarding the application of Section 4999 of the Code hereunder, it is possible that the Internal Revenue Service may assert that Excise Taxes are due that were not included in the Accounting Firm’s calculation of the Gross-Up Payments (an “Underpayment”). In the event that the Company exhausts its remedies pursuant to this Schedule A and Executive thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any additional Gross-Up Payments that are due as a result thereof shall be promptly paid by the Company to Executive (or to the Internal Revenue Service or other applicable taxing authority on Executive’s behalf).
     3. Executive shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Company of the Gross-Up

Payment. Such notification shall be given as soon as practicable but no later than ten (10) business days after Executive receives written notification of such claim and shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid. Executive shall not pay such claim prior to the expiration of the thirty (30) days period following the date on which it gives such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Company notifies Executive in writing prior to the expiration of such period that it desires to contest such claim, Executive shall: (i) give the Company all information reasonably requested by the Company relating to such claim; (ii) take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company and ceasing all efforts to contest such claim; (iii) cooperate with the Company in good faith in order to effectively contest such claim; and (iv) permit the Company to participate in any proceeding relating to such claim; provided, however, that the Company shall bear and pay directly all reasonable costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold Executive harmless, on an after-tax basis, from any Excise Tax or income tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expense. Without limiting the foregoing provisions of this Schedule A, the Company shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct Executive to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine and direct; provided, however, that if the Company directs Executive to pay such claim and sue for a refund, the Company shall, to the extent permitted by law, advance the amount of such payment to Executive, on an interest-free basis, and shall indemnify and hold Executive harmless, on an after-tax basis, from any Excise Tax or income tax (including interest or penalties with respect thereto) imposed with respect to such advance or with respect to any imputed income with respect to such advance; and further provided that any extension of the statute of limitations relating to payment of taxes for Executive’s taxable year with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, the Company’s control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and Executive shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.
     4. If, after Executive’s receipt of an amount advanced by the Company pursuant to this Schedule A, Executive becomes entitled to receive any refund with respect to such claim, Executive shall promptly pay to the Company the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after Executive’s receipt of an amount advanced by the Company pursuant to this Schedule A, a determination is made that Executive shall not be entitled to any refund with respect to such claim and the Company does not notify Executive in writing of its intent to contest such denial of refund prior to the expiration of thirty (30) days after the Company’s receipt of notice of such determination, then such advance shall be forgiven and shall not be required to be repaid and the amount of such advance shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid.
     5. Notwithstanding anything to the contrary contained herein, in no event shall any payment be made pursuant to this Schedule A after the end of Executive’s taxable year next following Executive’s taxable year in which Executive remits any related taxes to the IRS.

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